August 13, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Gorman / Ms. Breslin

Re:	Emmis Acquisition Corp.
Registration Statement on Form S-1 Submitted July 3, 2025
File No. 333-288530

Dear Ms. Gorman / Ms. Breslin

On behalf of Emmis Acquisition Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of July 30, 2025 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Form S-1 (the “S-1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement Form S-1

Cover Page

1.	We note your disclosure in paragraph 4 regarding the limitation on the ability of shareholders to redeem their shares. Please also disclose that the redemptions will be subject to the $5,000,001 net tangible asset requirement as noted on page 5 and elsewhere in the prospectus. See Item 1602(a)(2) of Regulation S-K.

Response: The Company has included a disclosure on the cover page that the redemptions will be subject to the 5,000,001 net tangible asset requirement.

2.	When discussing conflicts of interest in paragraphs 6 and 7, please expand your statement as to actual or potential material conflicts of interest between purchasers in the offering and the SPAC sponsor and its affiliates, to include promoters. Refer to Item 1602(a)(5) of Regulation S-K.

Response: The Company has updated this disclosure accordingly.

3.	In paragraph 6, please describe the extent to which the conversion of the working capital loans into rights and their exercise may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

Response: The Company has updated this disclosure accordingly.

Summary

Sponsor Information, Page 7

4.	We note your disclosure that non-managing sponsor investors will purchase interests and that your officers and directors will indirectly hold founders shares through your sponsor. Please revise your cover page to reflect this. Also disclose the number of non-managing sponsor investors that will acquire the non-managing sponsor membership interests. To the extent these officers, directors and non-managing sponsor investors will hold an indirect material interest in your sponsor, please provide the disclosure required by Item 1603(a)(7) of Regulation S-K.

Response: The Company has updated this disclosure to clarify that certain investors will pre-existing relationships with our sponsor may purchase membership interests and that our directors and officers will have an indirect interest in our founder shares and/or private placement units purchased by the sponsor. However, at this time, the sponsor does is not aware of how many investors it will have. In addition, the Company has clarified that only Peter Goldstein has an indirect or direct material interest in the sponsor.

Conflicts of Interest

5.	We note your disclosure on page 28 that your “sponsor, officers, or directors may sponsor or form other special purpose acquisition companies similar to [yours] or may pursue other business or investment ventures during the period in which [you] are seeking an initial business combination.” Please clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 125. Please refer to Items 1602(b)(7) and 1603(b) of Regulation SK.

Response: The Company acknowledges the Staff’s comments and has updated the disclosure accordingly.

Risk Factors

We may not be able to complete an initial business combination ..., page 56

6.	With a view toward disclosure, please tell us whether your sponsor is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Response: At this time, David Lowenstein, our CFO and director, Anna C Mallon, our director and Low Koon Poh, our director, who are also members of our sponsor are non U.S persons.

Risks Relating to our Management Team, page 63

7.	We note your disclosure in the heading of the second risk factor on page 64 that your “officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities, including other blank check companies....” Please revise the appropriate section or sections of your document to describe any experience your sponsor, officers and directors have had experience in organizing a SPAC. For each prior SPAC, please disclose any extensions of the time to complete the transaction and the level of redemptions in connection therewith, and information concerning any completed business combinations, including the financing needed for the transactions and the level of redemptions. See Item 1603(a)(3) of Regulation S-K. To the extent your sponsor, officers and directors do not have experience in organizing SPACs, please add a separate risk factor highlighting this fact.

Response: The Company has made updates accordingly.

Underwriting, page 161

8.	Revise throughout your prospectus to clarify the nature of compensation to be received by I-Bankers Securities, Inc. and any other underwriter(s). We note disclosure on the cover page and on page 162 that I-Bankers and the sponsor have committed to purchasing private placement units. Please separately quantify the number of units to be purchased by the underwriter(s) on the cover page, clarify whether the units to be purchased by the underwriter(s) are considered compensation under FINRA rules, and include appropriate disclosure in the cover page table as well as the table on page 163. We further note your disclosure on page 161 that the company has agreed to issue 75,000 Class A ordinary shares “to the underwriter and/or its designees... as representative compensation.” Revise to clarify which underwriter(s) will receive ordinary shares, the number of shares each underwriter will receive, and whether these shares are in addition to the private placement units. Please make corresponding changes to the tables on the cover page and page 163 as appropriate.

Response: The Company respectfully submits that the cover page discloses that of the 345,000 private placement units (or 367,500 private placement units if the underwriters’ over-allotment option is exercised in full) , our sponsor has agreed to purchase 295,000 units (or 310,000 units if the underwriters’ over-allotment option is exercised in full) and I-Bankers has agreed to purchase 50,000 units (or 57,500 units if the underwriters’ over-allotment option is exercised in full).

The Company has updated the disclosures pursuant to the Staff’s comment.

Note 1. Description of Organization and Business Operations

Going Concern Consideration, page F-10

9.

We note your disclosure that you have access to sponsor funds, and the sponsor has the financial wherewithal to provide you such funds that are sufficient to fund your working capital needs until one year from the issuance of your financial statements. However we note that your independent registered public accounting firm has provided an explanatory paragraph highlighting conditions that raise substantial doubt about your ability to continue as a going concern. Please revise your disclosure or have your auditor address how different conclusions were reached regarding management’s plans to alleviate the substantial doubt about your ability to continue as a going concern; refer to ASC 205-40-50-12c.

Response: The Company has updated the disclosure in Note 1 in line with the audit opinion.

Financial Statements

Notes to Financial Statements

Note 9. Subsequent Events, page F-18

10.	You disclose that on June 27, 2025, your sponsor entered into a subscription receivable in the amount of $25,000. Please tell us whether the subscription receivable is distinct from the sponsor issuance of a promissory note on the same date for the principal amount of $25,000 as disclosed throughout your prospectus, and advise or revise as necessary.

Response: The Company has amended the disclosure on page F-18 to be consistent with the prospectus.

General

11.

Please review your disclosure and revise as appropriate to address any discrepancies.

For example only, we note the following:

● On the cover page, and elsewhere, you state that you have 18 months to complete an initial business combination; however, on pages 17, 29, 36 and elsewhere, your disclosure indicates that you will have 24 months.

● On page 110, you indicate that WithumSmith+Brown, PC is your independent registered public accounting firm; however, we note the report of independent registered public accounting firm provided in your prospectus is signed and dated by TAAD, LLP.

● On page 3, you refer to industries you expect to favor in your search for a target, such as “services, manufacturing and/or distribution-oriented target companies.” However, we note on page 85 you disclose that you may also invest in digital assets, real estate services and technology.

Response:The Company respectfully acknowledges these comments and has corrected these typographical errors.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact Ross Carmel, Esq of Sichenzia Ross Ference Carmel LLP at 646-838-1310.

Sincerely,

/s/ Peter Goldstein
Peter Goldstein
Chief Executive Officer

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